UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

(Amendment No. 1)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b) *

Pre-Paid Legal Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

740065107

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

805,604

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

805,604

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

805,604

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.93%

12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

699,079

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

699,079

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

699,079

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.01%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

699,079

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

699,079

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

699,079

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.01%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Advisors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

106,525

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

106,525

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

106,525

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.92%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast GP Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

106,525

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

106,525

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

106,525

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.92%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

106,525

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

106,525

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

106,525

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.92%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

221,411

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

221,411

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

221,411

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.91%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steadfast International Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

477,668

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

477,668

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

477,668

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.11%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Pre-Paid Legal Services, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2008 and amends and supplements the Schedule 13G filed on October 3, 2008 (the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons (the “Reporting Persons”) filing this statement on Schedule 13G are:

-	Robert S. Pitts, Jr., a United States Citizen (“Mr. Pitts”).
-	Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).
-	Steadfast GP LLC, a Delaware limited liability company (the “IM General Partner”).
-	Steadfast Advisors LP, a Delaware limited partnership (the “Managing General Partner”).
-	Steadfast GP Holdings LLC, a Delaware limited liability company (the “MGP General Partner”).
-	Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).
-	American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).
-	Steadfast International Ltd., a Cayman Island exempted company (the “Offshore Fund”).

Mr. Pitts is the managing member of the IM General Partner and the MGP General Partner. The IM General Partner is the general partner of the Investment Manager. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund. The MGP General Partner is the general partner of the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital.

ITEM 2(c).	CITIZENSHIP:

Mr. Pitts is a citizen of the United States.

Each of the Investment Manager, the Managing General Partner, Steadfast Capital and American Steadfast is a limited partnership formed under the laws of the State of Delaware.

Each of the IM General Partner and the MGP General Partner is a limited liability company formed under the laws of the State of Delaware.

The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(i)	Mr. Pitts beneficially owns 805,604 shares of Common Stock.
(ii)	The Investment Manager beneficially owns 699,079 shares of Common Stock.
(iii)	The IM General Partner beneficially owns 699,079 shares of Common Stock.
(iv)	The Managing General Partner beneficially owns 106,525 shares of Common Stock.
(v)	The MGP General Partner beneficially owns 106,525 shares of Common Stock.
(vi)	Steadfast Capital beneficially owns 106,525 shares of Common Stock.
(vii)	American Steadfast beneficially owns 221,411 shares of Common Stock.
(viii)	The Offshore Fund beneficially owns 477,668 shares of Common Stock.
(ix)	Collectively, the Reporting Persons beneficially own 805,604 shares of Common Stock.
(b)	Percent of Class:

(i)        Mr. Pitts’ beneficial ownership of 805,604 shares of Common Stock represents 6.93% of all of the outstanding shares of Common Stock.

(ii)        The Investment Manager’s beneficial ownership of 699,079 shares of Common Stock represents 6.01% of all of the outstanding shares of Common Stock.

(iii)       The IM General Partner’s beneficial ownership of 699,079 shares of Common Stock represents 6.01% of all of the outstanding shares of Common Stock.

(iv)       The Managing General Partner’s beneficial ownership of 106,525 shares of Common Stock represents 0.92% of all of the outstanding shares of Common Stock.

(v)        The MGP General Partner’s beneficial ownership of 106,525 shares of Common Stock represents 0.92% of all of the outstanding shares of Common Stock.

(vi)       Steadfast Capital’s beneficial ownership of 106,525 shares of Common Stock represents 0.92% of all of the outstanding shares of Common Stock.

(vii)      American Steadfast’s beneficial ownership of 221,411 shares of Common Stock represents 1.91% of all of the outstanding shares of Common Stock.

(viii)     The Offshore Fund’s beneficial ownership of 477,668 shares of Common Stock represents 4.11% of all of the outstanding shares of Common Stock.

(ix)       Collectively, the Reporting Persons’ beneficial ownership of 805,604 shares of Common Stock represents 6.93% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Investment Manager, the IM General Partner and Mr. Pitts have shared power to vote or direct the vote of 699,079 shares of Common Stock.

Steadfast Capital has shared power with the Managing General Partner, the MGP General Partner and Mr. Pitts to vote or direct the vote of the 106,525 shares of Common Stock held by the Steadfast Capital.

American Steadfast has shared power with the Investment Manager, the IM General Partner and Mr. Pitts to vote or direct the vote of the 221,411 shares of Common Stock held by American Steadfast.

The Offshore Fund has shared power with the Investment Manager, the IM General Partner and Mr. Pitts to vote or direct the vote of the 477,668 shares of Common Stock held by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Investment Manager, the IM General Partner and Mr. Pitts have shared power to dispose or direct the disposition of 699,079 shares of Common Stock.

Steadfast Capital has shared power with the Managing General Partner, the MGP General Partner and Mr. Pitts to dispose or direct the disposition of the 106,525 shares of Common Stock held by Steadfast Capital.

American Steadfast has shared power with the Investment Manager, the IM General Partner and Mr. Pitts to dispose or direct the disposition of the 221,411 shares of Common Stock held by American Steadfast.

The Offshore Fund has shared power with the Investment Manager, the IM General Partner and Mr. Pitts to dispose or direct the disposition of the 477,668 shares of Common Stock held by the Offshore Fund.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 13, 2009

STEADFAST CAPITAL MANAGEMENT LP
By: Steadfast GP LLC, as General Partner

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST ADVISORS LP
By: Steadfast GP Holdings LLC, as General Partner

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST CAPITAL, L.P.
By: Steadfast Advisors LP, as Managing General Partner
By: Steadfast GP Holdings LLC, as General Partner

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

AMERICAN STEADFAST, L.P.
By: Steadfast Capital Management LP, as Attorney-in-Fact
By: Steadfast GP LLC, as General Partner

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST INTERNATIONAL LTD.

By: /s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.